CUSIP No.	150925204	13D	Page	1	of	19 Pages

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
CLST HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
150925204
(CUSIP Number)
S. Nicholas Walker
Deltec House
Lyford Cay
P.O. Box N1717
Nassau NP, Bahamas
(242) 677-4514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 27, 2009
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150925204	13D	Page	2	of	19 Pages

1	NAMES OF REPORTING PERSONS S. Nicholas Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		1,521,770 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,521,770 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,521,770 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	3	of	19 Pages

1	NAMES OF REPORTING PERSONS The Lion Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		882,864 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		882,864 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

882,864 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	4	of	19 Pages

1	NAMES OF REPORTING PERSONS York Lion Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		135,400 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		135,400 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,400 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.66%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	5	of	19 Pages

1	NAMES OF REPORTING PERSONS York Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	7	SOLE VOTING POWER

NUMBER OF		882,864 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		882,864 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

882,864 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	6	of	19 Pages

1	NAMES OF REPORTING PERSONS York GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		638,906 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		638,906 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

638,906 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.1%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	7	of	19 Pages

1	NAMES OF REPORTING PERSONS Lion Long Term Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		503,506 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		503,506 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

503,506 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.4%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	8	of	19 Pages
     This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 18, 2007, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on February 5, 2008, as amended by Amendment No. 2 to Schedule 13D, filed with the SEC on February 27, 2008, as amended by Amendment No. 3 to Schedule 13D, filed with the SEC on March 10, 2008, and as amended by Amendment No. 4 to Schedule 13D, filed with the SEC on April 8, 2008, by S. Nicholas Walker, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands limited partnership (“Lion L.P.”), York Asset Management Limited, a company organized in the Commonwealth of the Bahamas (“YAML”), York GP, Ltd., a Cayman Islands exempted company (“York GP”), and Lion Long Term Partners, L.P., a British Virgin Islands international limited partnership (“Lion Long Term”), with regard to the common stock of CLST Holdings, Inc. (the “Issuer”). The Schedule 13D, as amended to date, is referred to herein as the “Schedule 13D.” S. Nicholas Walker, LFL, Lion L.P., YAML, York GP, and Lion Long Term are referred to collectively herein as the “Reporting Persons.”
     This Amendment is being filed to update certain information in Items 3, 4, and 5 of the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price for the additional 66,794 shares of common stock of the Issuer acquired by LFL since Amendment No. 4 to the Schedule 13D was filed was $14,145.95, inclusive of brokerage commissions. The aggregate purchase price for the additional 3,300 shares of common stock of the Issuer acquired by Lion L.P. since Amendment No. 4 to the Schedule 13D was filed was $1,204.50, inclusive of brokerage commissions. The aggregate purchase price for the additional 91,606 shares of common stock of the Issuer acquired by Lion Long Term since Amendment No. 4 to the Schedule 13D was filed was $27,714.22, inclusive of brokerage commissions. Each of LFL, Lion L.P., and Lion Long Term acquired such shares with working capital.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:
     As reported in Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 to the Schedule 13D, Mr. Walker sent letters to Robert A. Kaiser, the Chief Executive Officer of the Issuer, on February 1, 2008, February 25, 2008, March 6, 2008, and April 7, 2008, expressing his opposition to the Board of Director’s consideration of abandonment of the Issuer’s Plan of Dissolution (the “Plan”), observing that abandonment of the Plan could have adverse tax consequences to the Issuer’s stockholders, encouraging the Issuer to conform its accounting to the liquidation basis of accounting under generally accepted accounting principles, given the Issuer’s stockholders approval of the Plan, and observing that certain disclosures made in the Issuer’s annual report on Form 10-K for the fiscal year ended November 30, 2007 confirm that the Issuer is not discharging its obligations to its stockholders to implement the Plan. Mr.

CUSIP No.	150925204	13D	Page	9	of	19 Pages
Walker followed these letters with an additional letter to Mr. Kaiser, dated January 27, 2009, in which Mr. Walker objected to the Issuer’s acquisition of FCC Investment Trust, formation of CLST Asset Trust II, and entry into a purchase agreement to purchase receivables from an unidentified seller, and the adoption, without stockholder approval, by the Issuer’s Board of Directors of the 2008 Long Term Incentive Plan, and observed that such actions are in violation of the stockholder-adopted Plan. The foregoing summary of the January 27, 2009 letter from Mr. Walker to Mr. Kaiser is qualified in its entirety by reference to the full text of the letter, which is attached hereto as Exhibit 1.
     In addition to pressing the Board of Directors of the Issuer to implement the Plan, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, and each Reporting Person reserves the right, subject to applicable law, to (i) acquire beneficial ownership of additional shares of the Issuer in the open market, in privately negotiated transactions or otherwise, (ii) dispose of all or part of its holdings of the Issuer’s shares, (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Amendment, or (iv) change its intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend on a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Issuer’s shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons, and other factors which the Reporting Persons may deem relevant to their investment decisions.
     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to the Schedule 13D, may have which relate to or would result in:
(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present Board of Directors or management of the Issuer; including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	Changes in the Issuer’s Articles of Incorporation, Bylaws or other action which may impede the acquisition of control of the Issuer by any person;

CUSIP No.	150925204	13D	Page	10	of	19 Pages
(viii)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(ix)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety to read as follows:
     (a) The aggregate percentage of the Issuer’s outstanding shares of common stock reported owned by each Reporting Person is based upon 20,553,205 outstanding shares, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2008.
     LFL beneficially owns 882,864 shares of common stock of the Issuer, constituting 4.3% of the outstanding shares of common stock of the Issuer. By reason of its position as investment manager of LFL, YAML may be deemed to beneficially own 882,864 shares of common stock of the Issuer, constituting 4.3% of the outstanding shares of common stock of the Issuer. Lion L.P. beneficially owns 135,400 shares of common stock of the Issuer, constituting 0.66% of the outstanding shares of common stock of the Issuer. Lion Long Term beneficially owns 503,506 shares of common stock of the Issuer, constituting 2.4% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 638,906 shares of common stock of the Issuer (of which 135,400 may be deemed beneficially owned by reason of its position as general partner of Lion L.P. and 503,506 may be deemed beneficially owned by reason of its position as general partner of Lion Long Term), constituting 3.1% of the outstanding shares of common stock of the Issuer.
     Mr. Walker may be deemed to beneficially own an aggregate of 1,521,770 shares of common stock of the Issuer (of which 882,864 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML and 638,906 may be deemed beneficially owned by him by reason of his position as the Managing Director of York GP), constituting 7.4% of the outstanding shares of common stock of the Issuer.
     LFL’s beneficial ownership of 882,864 shares of common stock of the Issuer represents an increase of 66,794 shares in LFL’s beneficial ownership since Amendment No. 4 to the Schedule 13D was filed, due to the acquisition of 66,794 shares in the open market by LFL and not previously reported. YAML’s deemed beneficial ownership of 882,864 shares of common stock of the Issuer represents and increase of 14,094 shares in YAML’s deemed beneficial ownership since Amendment No. 4 to the Schedule 13D was filed, due to the aforementioned acquisition of 66,794 shares in the open market by LFL, partially offset by the disposition of 52,700 shares of common stock of the Issuer in the open market by one or more accounts under YAML’s management and control and not previously reported. Lion L.P.’s beneficial ownership of 135,400 shares of common stock of the Issuer represents and increase of 3,300 shares in Lion

CUSIP No.	150925204	13D	Page	11	of	19 Pages
L.P.’s beneficial ownership since Amendment No. 4 to the Schedule 13D was filed, due to the acquisition of 3,300 shares in the open market by Lion L.P. and not previously reported. Lion Long Term’s beneficial ownership of 503,506 shares of common stock of the Issuer represents an increase of 91,606 shares in Lion Long Term’s beneficial ownership since Amendment No. 4 to the Schedule 13D was filed, due to the acquisition of 91,606 shares in the open market by Lion Long Term and not previously reported. York G.P.’s deemed beneficial ownership of 638,906 shares of common stock of the Issuer represents an increase of 94,906 shares in York G.P.’s deemed beneficial ownership since Amendment No. 4 to the Schedule 13D was filed, due to the aforementioned acquisitions of 3,300 shares in the open market by Lion L.P. and 91,606 shares in the open market by Lion Long Term.
     Mr. Walker’s deemed beneficial ownership of 1,521,770 shares of common stock of the Issuer represents an increase of 109,000 shares in Mr. Walker’s deemed beneficial ownership since Amendment No. 4 to the Schedule 13D was filed, due to the acquisitions of 66,794 shares in the open market by LFL (which may be deemed to be beneficially owned by Mr. Walker by reason of his position as the Managing Director of YAML), 3,300 shares in the open market by Lion L.P (which may be deemed to be beneficially owned by Mr. Walker by reason of his position as the Managing Director of York G.P.), and 91,606 shares in the open market by Lion Long Term (which may be deemed to be beneficially owned by Mr. Walker by reason of his position as the Managing Director of York G.P.), partially offset by the disposition of 52,700 shares of common stock of the Issuer in the open market by one or more accounts under YAML’s management and control (which may have been deemed to have been beneficially owned by Mr. Walker by reason of his position as the Managing of YAML), each as described above.
     YAML disclaims beneficial ownership of any shares of common stock of the Issuer owned by LFL except to the extent of its pecuniary interest in LFL by reason of its position as investment manager of LFL. Mr. Walker’s IRA owns a 0.03% interest in LFL and Mr. Walker is a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said IRA and said trusts, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by LFL, except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML (the investment manager of LFL). Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns an 84% interest in Lion L.P. Other than for his beneficial interest in said IRA and said trust, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion L.P., except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP (the general partner of Lion L.P.). Mr. Walker’s IRA owns a 0.39% interest in Lion Long Term. Other than for his beneficial interest in said IRA, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion Long Term, except to the extent of his pecuniary interest in Lion Long Term by reason of his position as Managing Director of York GP (the general partner of Lion Long Term). Each of Lion L.P., York GP, Lion Long Term, and LFL disclaims beneficial ownership of any shares of common stock of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein.
     (b) Mr. Walker may be deemed to have sole voting and dispositive power with respect to 1,521,770 shares of common stock of the Issuer. The shares of common stock that

CUSIP No.	150925204	13D	Page	12	of	19 Pages
may be deemed to be beneficially owned by Mr. Walker include the 882,864 shares of common stock beneficially owned by LFL by reason of his position as Managing Director of YAML, the investment manager of LFL; the 135,400 shares of common stock beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP, the general partner of Lion L.P.; and the 503,506 shares of common stock beneficially owned by Lion Long Term by reason of his position as Managing Director of York GP, the general partner of Lion Long Term.
     LFL has sole voting and dispositive power with respect to the 882,864 shares of common stock of the Issuer beneficially owned by LFL. By reason of its position as the investment manager of LFL, YAML may be deemed to have sole voting and dispositive power with respect to the 882,864 shares of common stock of the Issuer beneficially owned by LFL. Lion L.P. has sole voting and dispositive power with respect to the 135,400 shares of common stock of the Issuer beneficially owned by Lion L.P. Lion Long Term has sole voting and dispositive power with respect to the 503,506 shares of common stock of the Issuer beneficially owned by Lion Long Term. By reason of its position as the general partner of Lion L.P. and Lion Long Term, York GP may be deemed to have sole voting and dispositive power with respect to 638,906 shares of common stock of the Issuer (of which 135,400 are beneficially owned by Lion L.P. and 503,506 are beneficially owned by Lion Long Term).
     (c) On December 17, 2008, December 18, 2008, and December 19, 2008, LFL acquired 10,000 shares, 25,000 shares, and 2,200 shares, respectively, of the Issuer’s common stock in the open market, each at a purchase price of $0.12 per share. On December 22, 2008, December 23, 2008, and December 26, 2008, LFL acquired 2,400 shares, 1,000 shares, and 1,500 shares, respectively, of the Issuer’s common stock in the open market, at a purchase price of $0.1203 per share, $0.1212 per share, and $0.1215 per share, respectively. To the knowledge of the Reporting Persons, no person listed on Schedule A to the Schedule 13D has effected a transaction in the Issuer’s shares of common stock in the last sixty (60) days.
     (d) No person (including persons listed on Schedule A to the Schedule 13D) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of common stock of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A to the Schedule 13D.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated January 27, 2009.

2.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).
[Signature page follows.]

CUSIP No.	150925204	13D	Page	13	of	19 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2009

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

THE LION FUND LIMITED

By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

LION LONG TERM PARTNERS, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	13D	Page	14	of	19 Pages
SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	13D	Page	15	of	19 Pages
Exhibit Index
1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated January 27, 2009.

2.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).

CUSIP No.	150925204	13D	Page	16	of	19 Pages
EXHIBIT 1
LETTER FROM S. NICHOLAS WALKER TO
ROBERT A. KAISER, DATED JANUARY 27, 2009

YORK ASSET
MANAGEMENT LIMITED
Deltec House, Lyford Cay
P.O. Box N-1717
Nassau, Bahamas
(242) 677-4514
nick@yorklimited.com
January 27, 2009
Robert A. Kaiser
Chief Executive Officer
CLST Holdings, Inc.
17304 Preston Road
Suite 420
Dallas, Texas 75248
Re:	FCC Investment Trust I Acquisition; CLST Asset Trust II Purchase Agreement; Adoption of 2008 Long Term Incentive Plan
Dear Mr. Kaiser:
     As Managing Director of York Asset Management Limited (“YAML”) and affiliated entities (collectively, the “York Group”), the beneficial owners of approximately 7% of the outstanding common stock of CLST Holdings, Inc. (the “Company”), we strenuously object to the Company’s acquisition, for approximately $41.0 million, of the outstanding equity interests of FCC Investment Trust I (the “FCC Trust”) from an unidentified “third party,” the formation of CLST Asset Trust II (“Trust II”) and its entry into a Purchase Agreement, dated December 10, 2008, apparently with the same unidentified third party to purchase additional receivables of at least $2 million, and the adoption, without stockholder approval, by the Board of Directors of the Company of the 2008 Long Term Incentive Plan (the “Incentive Plan”).
A. The Acquisitions
     The FCC Trust acquisition is disclosed in the Company’s 8-K report of November 10, 2008. The Company reports the FCC Trust acquisition through an indirect wholly-owned subsidiary of the Company. The acquisition consists of a cash payment of $6.1 million and the issuance of a term note of approximately $34.9 million to an affiliate of the unidentified seller of the FCC Trust to the Company.

CUSIP No.	150925204	13D	Page	18	of	19 Pages
Robert A. Kaiser
January 27, 2009

     The CLST Asset Trust II acquisition is reported in the Company’s 8-K report of December 12, 2008. The Company reports the organization of Trust II, which is indirectly wholly-owned by the Company, and its entry into a similar Purchase Agreement on December 10, 2008 with apparently the same unidentified seller of the FCC Trust to the Company. Trust II is to likewise purchase a portfolio of home improvement consumer receivables, for at least $2 million and possibly for up to $15 million (or more).
     The identity of the seller(s) is redacted from the Purchase Agreements, filed as Exhibit 10.1 to the 8-K reports, and the Credit Agreement, filed as Exhibit 10.2 to the 8-K reports. Both 8-K reports indicate that the Company has requested confidential treatment of the identity of the seller(s). The Company’s claim of confidentiality for the identity of the seller(s) of the FCC Trust to the Company and the portfolio of receivables to Trust II is laughable, and cannot remotely be justified by the SEC’s Rule 24b-2 or the Freedom of Information Act. Please disclose the identity of the seller(s), and specifically disclose whether the seller(s) are affiliated in any way with the Company or with any director of the Company.
     The 8-K reports disclose that the assets to be acquired “consist of a portfolio of home improvement consumer receivables, some of which are collateralized or otherwise secured by interests in real estate.” We cannot conceive of the merits of making an investment in this business at this time. Nothing disclosed in the 8-K reports convinces us to the contrary. While the November 10 8-K report discloses that the “weighted average interest rate” of the portfolio of loans of the FCC Trust as of October 31, 2008 was 14.4%, the November 10 report also discloses that the term loan will bear interest at an annual rate of 5% over Libor (or, currently, some 5.5%), and that the servicer of the assets of the Trust will receive a servicing fee of 1.5% of the aggregate outstanding principal balance of the receivables. Nothing is said about the default rate on the receivables or the aging of amounts due thereunder. The 8-K reports say nothing about the cash, if any, that these investments will throw off for the Company and its stockholders.
B. Incentive Plan
     By its 8-K report of December 1, 2008, the Company announces that the Board of Directors has approved the Incentive Plan, pursuant to which up to 20 million shares of Company common stock may be issued as restricted stock, stock options and/or other stock option-based awards to employees, officers, directors, consultants and advisors to the Company and its subsidiaries. The Company reports (in its third quarter 10-Q) that it has 20,553,205 common shares outstanding. By this Plan, which has been adopted without stockholder approval, the number of outstanding shares could double! On December 1, the Board granted 300,000 shares of restricted stock to each of the three

CUSIP No.	150925204	13D	Page	19	of	19 Pages
Robert A. Kaiser
January 27, 2009

directors of the Company, including yourself, 100,000 shares of which vested on the date of grant, with the remaining 200,000 shares to vest in two equal annual installments on each anniversary of the date of grant. The report does not disclose whether vesting of the 200,000 shares is even conditional upon continued employment or service to the Company.
     The adoption of the incentive plan, and the award of 300,000 shares of restricted stock to the three directors of the Company, is contrary to the “platform” on which you and your fellow directors ran in the proxy contest of 2007, which included a reduction in the Company’s executive compensation, and constitutes a clear example of corporate waste.
C. The Company’s Plan of Dissolution
     On March 28, 2007, the stockholders of the Company approved its Plan of Dissolution. Pursuant to the terms of the Plan, “the Company shall not engage in any business activities except to the extent necessary to preserve the value of its assets, wind up its business affairs, and distribute its assets in accordance with this Plan of Dissolution.” Plan § 3 (“Cessation of Business Activities”). Pursuant to Section 13 of the Plan, its activities after the stockholders approved the Plan are to be “limited to winding up its affairs, taking such action as may be necessary to preserve the value of its assets and distributing its assets in accordance with the Plan of Dissolution.” Under Delaware’s General Corporation Law, upon the adoption of the Plan, the Company is prohibited from engaging in new business. DGCL § 278.
     The acquisition of the FCC Trust, the formation of Trust II and its entry into the December 10 Purchase Agreement with the unidentified seller, and the adoption of the Incentive Plan are in brazen violation of the Company’s stockholder-adopted Plan of Dissolution and Delaware law. Amazingly, the Company states, in its 8-K reports, that it has “not abandoned our plan of liquidation and dissolution.” This is fiction, pure and simple.
     The York Group, and the other stockholders of the Company, hold the directors of the Company responsible for taking actions in blatant violation of the stockholder-approved Plan of Dissolution.
Very truly yours,
/s/ S. Nicholas Walker
S. Nicholas Walker